UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

CYTOGEN CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

232824300 (CUSIP Number)

June 6, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232824300                                                                         13G                                                                                  Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BONANZA MASTER FUND, LTD.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization CAYMAN ISLANDS, BRITISH WEST INDIES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 684,211 6. Shared Voting Power -0- 7. Sole Dispositive Power 684,211 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 684,211

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 232824300	13G	Page 3 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BONANZA CAPITAL, LTD

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 684,211 6. Shared Voting Power -0- 7. Sole Dispositive Power 684,211 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 684,211

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 232824300	13G	Page 4 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BERNAY BOX & CO., INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 684,211 6. Shared Voting Power - 0 - 7. Sole Dispositive Power 684,211 8. Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 684,211

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) CO

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CUSIP No. 232824300                                                                         13G                                                                                  Page 5 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BERNAY BOX

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 684,211 6. Shared Voting Power -0- 7. Sole Dispositive Power 684,211 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 684,211

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 232824300	13G	Page 6 of 8 Pages

Item 1(a)	Name of Issuer: The name of the Issuer is CYTOGEN CORPORATION (the “Issuer”).

1(b)	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 650 College Road East, CN 5308, Suite 3100, Princeton, New Jersey 08540-5308.

Item 2(a)

Name of Person Filing:

This statement is being filed on behalf of each of the following persons (the “Reporting Persons”): Bonanza Master Fund, Ltd. (the “Master Fund”), Bonanza Capital, Ltd. (the “Fund Manager”), Bernay Box & Co., Inc., (the “General Partner”), and Bernay Box, an individual resident in Texas (“Box”).

Item 2(b)	Address of Principal Business Office or, if none, Residence. The address of the principal business office of each of the Reporting Persons is 8235 Douglas Avenue, Suite 423, Dallas, Texas 75225.

Item 2(c)

Citizenship:

The Master Fund is an exempted company incorporated in the Cayman Islands with limited liability. The Fund Manager is a Texas limited partnership. The General Partner is a Texas corporation. Box is an individual resident in Texas.

2(d)	Title of Class of Securities:

This statement relates to shares of the Issuer’s Common Stock, par value $0.01 per share, of the Issuer (the “Common Stock”).

2(e)	CUSIP Number: The CUSIP number for the shares of Common Stock is 232824300.

Item 3	Not applicable.

Item 4	Ownership:

Pursuant to Rule 13d-3, at the close of business on June 30, 2003, each of the Reporting Persons may be deemed to be the beneficial owner of 684,211 shares of the Common Stock, which constitute approximately 6.9% of the 9,868,514 shares of Common Stock outstanding at June 18, 2003 (according to the Issuer). Each of the Reporting Persons has the sole power to vote or to direct

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CUSIP No. 232824300	13G	Page 7 of 8 Pages

the vote of 684,211 shares of Common Stock; each of the Reporting Persons has the sole power to dispose or to direct the disposition of 684,211 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10

CERTIFICATIONS:

By signing below each of the Reporting Persons certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 232824300	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Persons, each of the Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(ii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned Reporting Persons agree that the attached statement is filed on behalf of each of them in the capacities set forth below.

Dated: July 1, 2003

BONANZA MASTER FUND, LTD., an exempted

company incorporated in the Cayman Islands with

limited liability

By: /s/ Don Seymour

Don Seymour, Director

By: /s/ Aldo Ghisletta

Aldo Ghisletta

BONANZA CAPITAL, LTD, a Texas limited  partnership

By:	Bernay Box & Co., Inc.
Its:	General Partner

By: /s/ Bernay Box

Bernay Box, President

BERNAY BOX & CO., INC., a Texas corporation

By: /s/ Bernay Box

Bernay Box, President

/s/ Bernay Box

Bernay Box